CORD BLOOD AMERICA, INC.
1857 Helm Drive
Las Vegas, NV  89119

Via Edgar

May 4, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: Cord Blood America, Inc.

Ladies and Gentlemen:

Cord Blood America, Inc. requests that its correspondence for Acceleration of Effectiveness filed April 30, 2010, ACCESSION #0001354488-10-001348, be withdrawn immediately.

If you have any questions regarding this request for withdrawal, please contact the undersigned at 702-914-7240.

Very truly yours,

By	/s/ Matthew Schissler
Matthew Schissler
Chief Executive Officer